October 23, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Second Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 by The Guardian Insurance & Annuity Company, Inc. et al., File No. 812-14714
(Accession No. 0001193125-17-286605) (Accepted Sept. 15, 2017 at 21:58:06) (the “Withdrawn Application”)

The Guardian Insurance & Annuity Company, Inc.; The Guardian Separate Account Q; and The Guardian Separate Account R (collectively, the “Applicants”) hereby request that the Withdrawn Application, which was accepted by the Securities and Exchange Commission (the “Commission”) on September 15, 2017 at 21:58:06 (Accession No. 0001193125-17-286605), be withdrawn and that no further action be taken with respect thereto.

The Applicants are requesting that the Withdrawn Application be withdrawn because a separate Second Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 was subsequently filed with the Commission (the “Standing Application”). The Standing Application was accepted by the Commission on September 18, 2017 at 15:24:06 (Accession No. 0001193125-17-287255). The Standing Application was filed due to an error in the EDGAR submission header for the Withdrawn Application.

The Applicants are not requesting that the Standing Application be withdrawn or that the corresponding file number (File No. 812-14714) be closed. Applicants confirm that they continue to seek an order pursuant to the Standing Application.

Sincerely,

/s/ Richard T. Potter

Richard T. Potter

Senior Vice President, Counsel and Assistant Corporate Secretary

The Guardian Insurance & Annuity Company, Inc.

cc:	Robert H. Shapiro, Securities and Exchange Commission
Laura J. Riegel, Securities and Exchange Commission
Cynthia R. Beyea, Eversheds Sutherland (US) LLP